NOTICE TO THE MARKET

SUZANO S.A.
Publicly-Held Company
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, December 19, 2025 – Suzano S.A. (“Suzano” or the “Company”) (B3: SUZB3 / NYSE: SUZ), in compliance with paragraph 6 of article 12 of CVM Resolution No. 44, dated August 23, 2021, as amended, hereby informs its shareholders and the market in general that, on this date, it received the attached notice from its controlling shareholder, Suzano Holding S.A. (“Suzano Holding”), regarding the execution of a shareholders’ agreement among the shareholders of Suzano Holding, which may, under certain circumstances, alter the composition of the Company’s share capital (“Shareholders’ Agreement”). The Company has disclosed, on this date, a material fact regarding the matter.

São Paulo, December 19, 2025.

Marcos Moreno Chagas Assumpção

Vice-President of Finance and Investor Relations

São Paulo, December 19, 2025.

To
SUZANO S.A.
Av. Brigadeiro Faria Lima, 1355, 7th floor
São Paulo, SP, 01452-919

Attn: Sr. Marcos Moreno Chagas Assumpção
Investor Relations Officer

Ref.: Notice of Possible Acquisition of a Relevant Equity Stake

Suzano Holding S.A., a corporation registered with the CNPJ/MF under No. 60.651.809/0001-05 (“Suzano Holding”), listed with the Brazilian Securities and Exchange Commission (“CVM”) as a publicly-held company, hereby informs you, in compliance with Article 12 of CVM Resolution No. 44, dated August 23, 2021 (“CVM Resolution 44/21”), as follows.

The shareholders of Suzano Holding, namely:

(1)David Feffer (“David”), Daniel Feffer (“Daniel”), Ruben Feffer (“Ruben”), Mikhael Henriques Feffer (“Mikhael”) and Izabela Henriques Feffer (“Izabela”, and, when jointly with David, Daniel, Ruben and Mikhael, the “Max Group”); and

1.Pedro Noah Hornett Guper (“Pedro”), Ian Baruch Hornett Guper (“Ian”), Rafael Provenzale Guper (“Rafael”), Gabriel Provenzale Guper (“Gabriel”), Janet Guper (“Janet”), Diego Guper Gersgorin (“Diego”), Bianca Terpins Garcia (“Bianca”), Lisabeth S. Sander (“Lisabeth”), Nina Guper Sander (“Nina”) and Julia Guper Sander (“Julia”, and, when jointly with Pedro, Ian, Rafael, Gabriel, Janet, Diego, Bianca, Lisabeth and Nina, the “Fanny Group”),

on this date, executed a shareholders’ agreement of Suzano Holding, through which they established new governance rules and a reorganization of the Company’s capital structure (“Shareholders’ Agreement - SH”).

The Shareholders’ Agreement - SH establishes, among other matters, a voting commitment for the approval of disproportionate reductions of Suzano Holding’s share capital, to be submitted annually to the general shareholders’ meeting from the fiscal year 2026 through the fiscal year 2045, under which the Fanny Group will receive shares issued by Suzano S.A. (“Suzano”) in exchange for its canceled shares.

Additionally, on this date, a Shareholders’ Agreement of Suzano was executed between Suzano Holding and the shareholders of the Fanny Group, which establishes governance rules and restrictions on the transfer of Suzano shares, among other matters, and whose effectiveness is subject to the Fanny Group receiving shares issued by Suzano S.A. as part of the first capital reduction to be carried out under the terms described above (“Shareholders’ Agreement - Suzano”).

Suzano Holding informs that the disproportionate capital reduction transactions of Suzano Holding, contracted under the terms of the Shareholders’ Agreement - SH, which will involve the delivery of shares issued by Suzano to the Fanny Group as consideration, may result in transactions deemed relevant for purposes of Article 12 of CVM Resolution 44/21.

For the purposes of this letter, Suzano Holding further informs that:

(i) It holds 367,612,329 common shares issued by Suzano;

(ii) Except for the shares it holds as indicated in item “i” above, it does not, as of this date, hold any other securities issued by Suzano, nor is it exposed to transactions involving derivatives referenced to Suzano securities, whether settled physically or financially, nor is it a party to any securities lending transactions involving Suzano securities;

(iii) The capital reduction transactions set forth in the Shareholders’ Agreement - SH may result in changes to the ownership structure of Suzano Holding, the controlling shareholder of the Company;

(iv) It is a party to the Shareholders’ Agreement - Suzano, which establishes, among other matters, the obligation for Suzano Holding and the shareholders of the Fanny Group to exercise their voting rights jointly and uniformly.

Based on the provisions of this correspondence, Suzano Holding respectfully requests that you inform the Company’s shareholders and the market in general of the contents herein.

We take this opportunity to forward the Shareholders’ Agreement - Suzano, to be disclosed by Suzano as required under CVM Resolution No. 80, dated March 29, 2022.

We remain at your disposal for any clarifications that may be necessary regarding the matters addressed herein.

São Paulo, December 19, 2025

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Suzano Holding S.A.